FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 11, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 11, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have cancelled the previously announced brokered private placement of up to 15,000,000 units for gross proceeds of up to $3,000,000. The Issuer further reports that they have appointed a new Chief Financial Officer.

Item 5.	Full Description of Material Change

The Issuer reports that it has cancelled the previously announced brokered private placement, as referenced in the Issuer’s press release of July 7, 2011.

The Issuer also reports that it has appointed Anna Ladd as its Chief Financial Officer effective July 12, 2011. Anna received a Bachelor of Commerce degree from the University of British Columbia in 1991 as well as a Masters of Arts in Economics from Queen's University in 1993 and is a Certified Management Accountant,

Anna has over 15 years of experience in financing and financial controls in relation to the mining industry from mine controller up to and including responsibility for multiple mine operations. Anna has served as Vice President Finance and Chief Financial Officer for a number of TSX listed junior mining and development companies in addition to several mid-size to senior gold and base metal producers including Grande Cache Coal's operations, Kinross Gold Corporation's Fort Knox, Round Mountain and Kettle River operations and Vale Inco's Thompson and Sudbury base metal operations.

Concurrent with Ms. Ladd's appointment, Michael Kinley has stepped-down as CFO in order to devote more time to several early-stage exploration companies. The Board would like to take this opportunity to thank Michael for his exceptional service as the Issuer's CFO these past three years.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

August 16, 2011